

07006228

NITEDSTATES
D EXCHANGE COMMISSION
ngton, D.C. 20549

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ANNUAL AUDITED REPORT
(FORM X-17A-5
PART III

RECEIVED
MAY 0 2007

SEC FILE NUMBER
8- 48683

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/06__ AND ENDING __12/31/06__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: __Mellon Funds Distributor, L.P.__

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__One Boston Place__
(No. and Street)

__Boston__   __MA__   __02108__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Patrice Blais__   __(617)248-3053__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__KPMG LLP__
(Name – if individual, state last, first, middle name)

__99 High St.__   __Boston__   __MA__   __02110__
(Address)   (City)   (State)   (Zip Code)

PROCESSED
MAY 07 2007
THOMSON
FINANCIAL

RECEIVED
MAR 2007

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Patrice Blais_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Mellon Funds Distributor, LP_ , as of _12/31/06_ , 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Nature of B?
Signature

Vice President
Title

Mary T Lornasney
Notary Public
My commission expires 6/29/02

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT**
	(Financial and Operational Combined Uniform Single Report)
	Part IIA Quarterly 17a-5(a)
	INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ⊙   Alternate ○   [0011]

Name of Broker Dealer: MELLON FUNDS DISTRIBUTOR, L.P. [0013]

SEC File Number: 8- 48683 [0014]

Address of Principal Place of Business: ONE BOSTON PLACE [0020]

BOSTON [0021]   MA [0022]   02108-4408 [0023]

Firm ID: 39414 [0015]

For Period Beginning   01/01/2007 [0024]   And Ending   03/31/2007 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Gary Pierce [0030]   Phone: (212)922-7885 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____ [0032]   Phone: _____ [0033]

Name: _____ [0034]   Phone: _____ [0035]

Name: _____ [0036]   Phone: _____ [0037]

Name: _____ [0038]   Phone: _____ [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⊙ [0041]

Check here if respondent is filing an audited report   □ [0042]

SEC MAIL PROCESSING — RECEIVED — MAY 0 1 2007 — WASH. D.C. — 210 — SECTION

ASSETS

Consolidated ◯ [0198]   Unconsolidated ⦿ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	2,346,414 [0200]		2,346,414 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost			
		[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities			
		[0150]		
	B. Other securities			
		[0160]		

7. Secured demand notes
market value of collateral:

		0
[0470]	[0640]	[0890]

    A. **Exempted securities**

[0170]

    B. **Other securities**

[0180]

8. Memberships in exchanges:

    A. **Owned, at market**

[0190]

    B. **Owned, at cost**

[0650]

    C. **Contributed for use of the company, at market value**

	0
[0660]	[0900]

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships

	236,783	236,783
[0480]	[0670]	[0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

		0
[0490]	[0680]	[0920]

11. Other assets

		0
[0535]	[0735]	[0930]

12. **TOTAL ASSETS**

2,346,414	236,783	2,583,197
[0540]	[0740]	[0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	598,817 [1155]	[1355]	598,817 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	567,132 [1205]	[1385]	567,132 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders	[0970]		
2. Includes equity subordination (15c3-1(d)) of	[0980]		
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders	[0990]		
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. *from outsiders*			

[1000]

2. **Includes equity subordination (15c3-1(d)) of**

_____
[1010]

D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]	
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]	
20.	**TOTAL LIABLITIES**	1,165,949 [1230]	0 [1450]	1,165,949 [1760]	

Ownership Equity

Total

21.	Sole proprietorship	[1770]
22.	Partnership (limited partners _____ [1020])	1,417,248 [1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	[1794]
	E. Total	0 [1795]
	F. Less capital stock in treasury	[1796]
24.	**TOTAL OWNERSHIP EQUITY**	1,417,248 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	2,583,197 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2007	Period Ending 03/31/2007	Number of months 3
[3932]	[3933]	[3931]

REVENUE

1. Commissions:

   a. **Commissions on transactions in exchange listed equity securities executed on an exchange**   [3935]

   b. **Commissions on listed option transactions**   [3938]

   c. **All other securities commissions**   [3939]

   d. **Total securities commissions**   0 [3940]

2. Gains or losses on firm securities trading accounts

   a. **From market making in options on a national securities exchange**   [3945]

   b. **From all other trading**   [3949]

   c. **Total gain (loss)**   0 [3950]

3. Gains or losses on firm securities investment accounts   [3952]

4. Profit (loss) from underwriting and selling groups   [3955]

5. Revenue from sale of investment company shares   [3970]

6. Commodities revenue   [3990]

7. Fees for account supervision, investment advisory and administrative services   1,185,299 [3975]

8. Other revenue   [3995]

9. Total revenue   1,185,299 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers   [4120]

11. Other employee compensation and benefits   1,101,905 [4115]

12. Commissions paid to other broker-dealers   [4140]

13. Interest expense   [4075]

   a. **Includes interest on accounts subject to subordination agreements**   [4070]

14. Regulatory fees and expenses   9,209 [4195]

15. Other expenses   68,490 [4100]

16. Total expenses   1,179,604

[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)

5,695
[4210]

18. Provision for Federal Income taxes (for parent only)

[4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above

[4222]

    a.   **After Federal income taxes of**

[4238]

20. Extraordinary gains (losses)

[4224]

    a.   **After Federal income taxes of**

[4239]

21. Cumulative effect of changes in accounting principles

[4225]

22. Net income (loss) after Federal income taxes and extraordinary items

5,695
[4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items

17,611
[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

   A. (k)   ☐ [4550]
   (1)--Limited business (mutual funds and/or variable annuities only)

   B. (k)   ☑ [4560]
   (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

   C. (k)   ☐ [4570]
   (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-_____ [4335A]	_____ [4335A2]	_____ [4335B]
8-_____ [4335C]	_____ [4335C2]	_____ [4335D]
8-_____ [4335E]	_____ [4335E2]	_____ [4335F]
8-_____ [4335G]	_____ [4335G2]	_____ [4335H]
8-_____ [4335I]	_____ [4335I2]	_____ [4335J]

   D. (k)   ☐ [4580]
   (3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

    1,417,248
    [3480]

2. Deduct ownership equity not allowable for Net Capital

    [3490]

3. Total ownership equity qualified for Net Capital

    1,417,248
    [3500]

4. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

    0
    [3520]

    B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

    0
    [3525]

5. Total capital and allowable subordinated liabilities

    1,417,248
    [3530]

6. Deductions and/or charges:

    A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

    236,783
    [3540]

    B. Secured demand note deficiency

    [3590]

    C. Commodity futures contracts and spot commodities - proprietary capital charges

    [3600]

    D. Other deductions and/or charges

    [3610]

    -236,783
    [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

    0
    [3630]

8. Net capital before haircuts on securities positions

    1,180,465
    [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

    A. Contractual securities commitments

    [3660]

    B. Subordinated securities borrowings

    [3670]

    C. Trading and investment securities:

1.	Exempted securities		[3735]
2.	Debt securities		[3733]
3.	Options		[3730]
4.	Other securities		[3734]

D. Undue Concentration   [3650]

E. Other (List)

[3736A]		[3736B]
[3736C]		[3736D]
[3736E]		[3736F]
	0	0
	[3736]	[3740]

10. Net Capital   1,180,465 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)   77,729 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)   25,000 [3758]

13. Net capital requirement (greater of line 11 or 12)   77,729 [3760]

14. Excess net capital (line 10 less 13)   1,102,736 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)   1,063,870 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition   1,165,949 [3790]

17. Add:

     A. Drafts for immediate credit   [3800]

     B. Market value of securities borrowed for which no equivalent value is paid or credited   [3810]

     C. Other unrecorded amounts (List)

	[3820A]		[3820B]		
	[3820C]		[3820D]		
	[3820E]		[3820F]		
			0		0
			[3820]		[3830]

19. Total aggregate indebtedness
$$\underline{\hspace{3cm}1,165,949}$$
[3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)
% $\underline{\hspace{3cm}99}$
[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)
% $\underline{\hspace{3cm}0}$
[3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next
six months and accruals, (as defined below), which have not been deducted in the computation of
Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]					
	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]					
	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]					
	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]					
	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]					
	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]					
	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]					
	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]					
	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]					
	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]					
	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0		
			[4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of
whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital
withdrawals scheduled within the six month period following the report date including the proposed redemption of stock
and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			1,411,554 [4240]
	A.	Net income (loss)		5,695 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			1,417,249 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]



END